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May 1, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ILG, Inc. (“ILG” or the “Company”)

Preliminary Proxy Statement filed by FrontFour Capital Group LLC, et. al.

Filed on April 19, 2018
File No. 001-34062

Dear Mr. Duchovny:

We are writing this letter on behalf of our client, FrontFour Capital Group LLC (together with its affiliates, “FrontFour”), to advise you that, in light of the announced acquisition of ILG by Marriott Vacations Worldwide Corporation, FrontFour has withdrawn its slate of nominees for election to the Board of Directors of the Company at ILG’s 2018 annual meeting of stockholders.

Please contact the undersigned with any questions you may have regarding this letter.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David Lorber, FrontFour Capital Group LLC Stephen Loukas, FrontFour Capital Group LLC Steve Wolosky, Olshan Frome Wolosky LLP

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